RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES AND IAMGOLD AGREE TO JOINT VENTURE IN SENEGAL

London, 30 July 2007 - Randgold Resources (LSE:RRS) (Nasdaq:GOLD) and IAMGOLD Corporation (‘IAMGOLD’) have concluded a joint venture agreement on IAMGOLD’s Bambadji gold project in eastern Senegal. The 343 km² Bambadji permit is adjacent to Randgold Resource’s Loulo mining complex across the border in Mali.

In terms of the agreement, Randgold Resources will earn a 51% stake in IAMGOLD’s interest in the project by funding and completing a pre-feasibility study. IAMGOLD can then retain a 49% interest by co-funding a full feasibility study or dilute to 35% by letting Randgold Resources provide the full funding. Randgold Resources chief executive Mark Bristow said the agreement extended and consolidated the company’s groundholding in the Loulo region, which it believed to be one of the most prospective gold exploration areas in the world at present.

“Past exploration on Bambadji has indicated the presence of favourable geology, geochemical anomalies and gold mineralisation with strong similarities to the Loulo project area. We already have a team there completing an interpretation of the Senegal-Mali structural corridor, which includes a 25 by 5 kilometre gold in soil anomaly that has seen very little drilling. The next phase will be target generation and the design of field exploration programmes to start in the last quarter of this year,” he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Exploration Manager	Investor & Media Relations
Dr Mark Bristow	Paul Harbidge	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 777 552 5583 (Mobile)	randgoldresources@dpapr.com
+223 675 0122

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.